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Strategic alliance with MWE China Law Offices (Shanghai)

April 16, 2009

As Re-filed April 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Celeste M. Murphy, Legal Branch Chief

Re:	China Networks International Holdings Ltd.
Registration Statement on Form S-4
Filed January 30, 2009
File No. 333-157026

Alyst Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 30, 2009
File No. 001-33563
Form 10-KSB for Fiscal Year Ended June 30, 2008
Filed September 25, 2008
File No. 001-33563

Dear Ms. Murphy:

On behalf of China Networks International Holdings Ltd. (“CN Holdings”) and Alyst Acquisition Corp. (“Alyst” and, together with CN Holdings, the “Companies”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Companies’ response to comments received from the Staff set forth in the letter, dated February 27, 2009 (the “Comment Letter”), relating to the CN Holdings’ Registration Statement on Form S-4 and Alyst’s Preliminary Proxy Statement on Schedule 14A (collectively, the “Filing”).  In addition, CN Holdings is filing today with the Commission Amendment No. 1 to the Form S-4 and Alyst is filing Amendment No. 1 to its Preliminary Proxy Statement.

As previously discussed with the Staff and the undersigned on March 13, 2009, the Companies recognize that it is unlikely the Filing will be declared effective prior to May 15, 2009, the date on which Alyst’s financial statements will no longer comply with Regulation S-X, Rule 3-12.  The Companies have advised the Staff  that financial statements compliant with Rule 3-12 will not be available until May 2009 and that they expect to file a further amendment to the Filing as soon as possible in May with updated financial information.

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

Registration Statement on Form S-4 filed by China Networks International Holdings Ltd.

General

1.
We note the industry and market data cited throughout the proxy statement/prospectus. For example, we note your citation to ZenithOptimedia on page 12, the market data cited on page 57, and various references on pages 89 to 95. These are merely examples. Please provide us with marked copies of any materials that support third-party statements and other unsupported industry and market data, clearly cross-referencing each statement with the underlying factual support. Also confirm in the response letter that none of such data or third-party reports were prepared in connection with this filing.

Response to Comment 1:

The Companies attach hereto as Annex 1 copies of the various governmental and industry reports and market data requested by the Staff and cross-referenced to the related statements in the Filing.  In addition, the Companies supplementally confirm to the Staff that none of such reports were prepared for the Companies in connection with the Filing.

2.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response to Comment 2:

The financial statements in the Filing have been updated for the period ended December 31, 2008.

Proxy Statement/Prospectus Cover Page

3.	Please limit the letter to shareholders, which also acts as the prospectus cover page, to comply with Regulation S-K Item 501 and eliminate any extraneous disclosure.

Response to Comment 3:

The disclosure on the cover page of the proxy statement/prospectus has been revised in consideration of the Staff’s comment.

4.
Please disclose on the proxy statement/prospectus cover page the value of the merger consideration, including the deferred portion, based on the Alyst stock price as of the most recent practicable date. Provide similar disclosure elsewhere as appropriate.

Response to Comment 4:

The disclosure on the cover page of the proxy statement/prospectus has been revised in response to the Staff’s comment, with conforming disclosure added on pages 1, 7, 45 and 102.

5.
In the first sentence of the fifth paragraph of the proxy statement/prospectus cover page, you disclose that holders of a majority of shares of Alyst’s common stock must vote in favor of the redomestication merger and the business combination. A similar statement is included in the answer to the second question on page two. These statements appear inconsistent with disclosure elsewhere that the business combination will be approved if a majority of the votes cast are in favor of it. Please clarify this disclosure throughout the proxy statement/prospectus.

Response to Comment 5:

The Companies advise the Staff that it does not consider the disclosure on the referenced pages inconsistent, but, for the sake of clarity, the relevant disclosure on the cover page (paragraph 7) and on page 2 (Q&A 5.) has been revised as requested.

Summary, page 1

6.	Please include in your Summary section the address and telephone number of CN Holdings and China Networks Media. Refer to Form S-4 Item 3(a).

Response to Comment 6:

The address and telephone number for each of CN Holdings and China Networks Media have been added on page 6 of the Summary in response to the Staff’s comment.

7.	Please disclose the full merger consideration in the fifth bullet-point on page one.

Response to Comment 7:

The requested disclosure has been added to the sixth bullet point on page 1 of the Summary in response to the Staff’s comment.

Questions and Answers About the Proposals .... page 2

What vote is required to approve the Business Combination Proposal? page 2

8.	Disclose whether Alyst’s initial stockholders acquired any shares in the IPO or aftermarket or intend to do so. If so, disclose the number of such shares.

Response to Comment 8:

Disclosure has been added to Q&A 5. on page 2 in response to the Staff’s comment.

The Companies, page 5

9.	Please briefly explain that China Networks Media only recently acquired these joint venture interests and has a limited operating history.

Response to Comment 9:

Disclosure has been added to the last paragraph on page 6 in response to the Staff’s comment.

10.
Per the penultimate sentence on this page, “these arrangements provide, under relevant principles of US GAAP, for the consolidation of 50% of the results of operations, financial position and cash flows of JV Ad Cos by China Networks Media.” This statement implies that you are proportionately consolidating the financial statements of the JV Ad Cos. Please revise.

Response to Comment 10:

The Companies have considered the Staff’s comment and, after consultation with China Networks Media, have revised the referenced disclosure in the last paragraph on page 6 to eliminate the ambiguity.  The Companies supplementally advise the Staff, in the interest of clarity, that all items in the JV Ad Cos’ financial statements have been consolidated with China Networks Media.  However, the JVs’ net income reflects the 50% minority interest.

11.
Notwithstanding, it appears that the special purpose financial statements, which are incorporated in the combined pro forma financial statements, represent the combined carved out historical operations of Kunming TV Station Advertising Center and Yellow River TV Station -Advertising Center (JV Ad Cos) for the periods presented. Considering that the JV Ad Cos. are jointly controlled/owned by you (through Hetong), please clarify your basis for consolidation of the JV Ad Cos in the pro forma financial statements and your intended consolidation policy effective October 1, 2008.

Response to Comment 11:

It is the Companies’ position that this transaction represents a forward merger and that CN Holdings (post-merger successor to Alyst) will be in control of the operations. Further the JV Ad Cos. will be collecting 100% of the proceeds and making all payments and distributions. Consequently consolidating the financials and reflecting a noncontrolling interest to represent the JV partners holdings is more appropriate and more fairly reflects actual activities. This is consistent with the accounting policies applied in the audited financial statements of China Networks Media for the year ended December 31, 2008, included elsewhere herein.  The Companies respectfully refer the Staff to their detailed response to Comment 20, submitted to the Staff on April 14, 2009.

The Merger Agreement, page 7

12.
Please confirm through disclosure, if true, that former China Networks Media security holders will not have any voting rights with respect to deferred share merger consideration until such shares are issued.

Response to Comment 12:

The Companies have added clarifying disclosure in the bottom of the fifth paragraph on page 7 in response to the Staff’s comment.

13.
Please revise the statement that the shares of CN Holdings will continue to be quoted on Nasdaq. We note that the shares of CN Holdings are not currently listed on Nasdaq and the shares of Alyst are currently listed on NYSE Alternext.

Response to Comment 13:

The referenced disclosure has been revised in the third paragraph on page 7 and on the bottom of page 9 in response to the Staff’s comment.

14.
Please expand the second to last paragraph on page seven to discuss and quantify how various contingencies, such as the exercise of conversion rights by the maximum percentage of Alyst security holders and the issuance of the deferred share merger consideration, could change the post-merger shareholder ownership profile and increase dilution to current Alyst public stockholders.

Response to Comment 14:

The Companies have added disclosure to the fifth paragraph on page 7 in response to the Staff’s comment.

Risk Factors, page 11

Risks Relating to China Networks Media’s Corporate Structure, page 17

15.
Please disclose whether Alyst or China Networks Media obtained an opinion of counsel regarding the effectiveness and enforceability of the contractual arrangements that allow you to control and derive benefits from Hetong and the joint venture businesses in China.

Response to Comment 15:

Disclosure has been added in the last paragraph of the referenced risk factor on page 17 in response to the Staff’s comment.  The Companies supplementally advise the Staff that China Networks Media obtained a legal opinion from its Chinese counsel, TransAsia Lawyers Beijing, regarding the effectiveness of the contractual arrangements with Hetong and the joint venture businesses in China.  In addition, the Merger Agreement contains representations and warranties from China Networks Media (Section 3.1(b)) that the contractual arrangements are legal, valid and binding and enforceable in accordance with their terms.

Risks Relating to the People’s Republic of China, page 18

Under PRC’s Enterprise Income Tax Law…, page 19

16.
Clarify whether Alyst or China Networks Media has sought the advice of PRC tax counsel on the taxation issues presented in this risk factor and, if so, whether counsel believes it is more likely than not that the unfavorable tax consequences described will apply.

Response to Comment 16:

The Companies advise the Staff that China Networks Media sought the advice of its Chinese counsel, TransAsia Lawyers Beijing, in connection with the matters presented in the reference risk factor on page 19.  The Companies are advised that, given the many uncertainties and contingencies applicable to such an analysis, there can be no guarantee that the unfavorable tax consequences will not apply.  Disclosure has been added to the last paragraph of this risk factor to address this uncertainty.

If holders of 2,413,320 or more of the shares of Alyst’s common stock…. page 26

17.
Disclose the amount of money that is due to creditors who have not waived their rights to seek payment from the trust. To the extent practicable, disclose the additional amounts of expenses you expect to incur to such creditors prior to the consummation of the business combination.

Response to Comment 17:

Disclosure in the referenced risk factor has been added to the last paragraph on page 26 in consideration of the Staff’s comment.

Selected Summary Historical Financial Information, page 27

18.	Please revise your narrative to discuss where the financial information on page 29 is derived from.

Response to Comment 18:

Disclosure has been added to the last paragraph on page 27 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

19.
We note your statement that “the appropriate historical periods derived from CN Networks and CN Media (Carve-out) were added and subtracted to arrive at the appropriate periods included in these pro forma statements of operations.” Please revise your footnotes to present a table that shows the calculation of such information that reconciles to the pro forma financial statements.

Response to Comment 19:

The Companies will insert a table in the footnotes to the updated Unaudited Pro Forma Condensed Combined Financial Statements (based upon the March 31, 2009, financial statements) to present the requested calculations related to the financial data of China Networks Media and the Carve-Out financial statements for the reported period.

20.
Please provide us with your detailed analysis of paragraphs 8, 9 and Al1-A15 of SFAS 141(R) supporting your conclusion that Alyst is the acquiring entity for accounting purposes. Revise your disclosures accordingly.

Response to Comment 20:

The Companies respectfully refer the Staff to their separate response to this comment submitted on April 14, 2009.

21.
We note that the unaudited pro forma condensed combined financial statements reflect the purchase method of accounting for the pending acquisition transaction in accordance with SFAS No. 141(R). Please note that pursuant to paragraph 74 of SFAS 141(R), application of the Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which in your case would be the accounting acquirer’s (Alyst’s) fiscal year commencing on July 1, 2009. Considering that Alyst is required to acquire majority control of a target business by June 29, 2009, which is prior to the adoption date of SFAS 141(R), it is unclear to us why you presented pro forma financial statements pursuant to the guidance in SFAS 141(R) rather than SFAS 141. In this regard, please note significant differences in the accounting for contingent consideration and acquisition transaction costs between SFAS 141 and SFAS 141(R).

Response to Comment 21:

The Companies advise that, at the time of the initial Filing, it was undecided whether CN Holdings, upon consummation of the Business Combination, would conform its fiscal year-end (June 30) to that of China Networks Media (December 31).  The Companies advise the Staff that they expect no change to Alyst/CN Holdings fiscal year-end and, consequently, they have modified the application of the purchase method of accounting for the proposed Business Combination in the unaudited pro forma condensed combined financial statements to comply with SFAS No. 141 since Alyst’s current fiscal year commenced on July 1, 2008 and the transaction will be consummated, if at all, by June 29, 2009, prior to the end of the fiscal year.

22.	Please add a footnote to the unaudited pro forma financial statements to discuss the impact that the adoption of SFAS 160 will have on the pro forma financials.

Response to Comment 22:

The requested footnote has been added on page 33 in respect of the impact that SFAS 160 would have had on the unaudited pro forma condensed combined financial statements in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 36

23.
As disclosed in Note 8 at page F-37 of China Networks Media, Ltd.’s financial statements, the promissory notes are payable within 10 days following the consummation of the business combination. If the merger is not consummated by March 31, 2009, one-half of the principal outstanding plus accrued interest is due eighteen months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due thirty-six months from the issuance of the promissory notes. Please tell us and disclose why you did not give effect to the use of cash to pay down all the principal and accrued interest in your pro forma balance sheet.

Response to Comment 23:

As noted in the Staff’s comment, the terms of the promissory note provide that, in the event the Business Combination was not consummated by March 31, 2009, one-half of the principal outstanding plus accrued interest would be due and payable in January 2010 and the balance due and payable in July 2011.  Consequently, the Companies do not consider such payments to be a use of cash arising from the Business Combination.  The disclosure in Note 12 of the China Networks Media financial statements on pages F-40 and F-41 has been clarified.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 37

24.
We refer to Note 5. Please tell us your assessment as to whether the assigned value to the acquired program rights is truly reflective of its expected fair value. Additionally, tell us your basis for the valuation. In this regard, it appears that you utilized the “residual method” as detailed in EITF D-108 to determine the value of your program rights, which may not be appropriate.

Response to Comment 24:

The Companies note the Staff’s comment and advise that they do not consider that the “Residual Method” was applied in determining the value of program rights.  The Companies have assumed that (i) for all assets and liabilities acquired (other than intangible assets and goodwill) cost approximates fair value, and (ii) the excess purchase price over cost of assets acquired would be attributed to the only other assets acquired  – which were intangible assets referred to as “program rights.”  The Companies have modified this descriptive terminology for these intangible assets in the unaudited condensed pro forma financial information to “Program and Contractual Rights” acquired, in order to provide a more accurate reference and description. To the extent that there is an excess after the application of a direct value method to these intangibles, this excess will be accounted for as goodwill.  In the Filing, the Companies made reference to their intention, upon consummation of the Business Combination (with the assistance of the appropriate valuation experts if necessary) “to adjust the allocation of the purchase price among the assets acquired and assumed liabilities as prescribed by SFAS 141R.”  This statement has been amended to state SFAS 141 (see Response to Comment 21).  The Companies have clarified the language in the assumptions to the unaudited pro forma condensed combined financial statements accordingly on pages 34 and 37.

25.
Disclose the useful life expected to be assigned to the program rights and the expected amortization method. Also, tell us your basis for utilizing that useful life. Refer to paragraph 11 of SFAS 142 in your response.

Response to Comment 25:

The China Networks Media, Ltd. audited U.S. GAAP financial statements included in the amended Filing include the disclosures of the useful lives assigned to the Program Rights and the Contractual Rights, together with the corresponding amortization method.  These include disclosure that the amount of the intangible assets assigned to Contractual Rights ($28.3 million in the December 31, 2008 audited financial statements) “are expected to be amortized on a straight-line basis over the actual lives of the Exclusive Cooperation Agreements of 20 and 30 years for Kunming JV and Taiyuan JV, respectively”; and that Program Rights ($180,000 in the December 31, 2008 audited financial statements) are to be amortized over their expected broadcast period of one year.  The amortization lives used in the accompanying unaudited pro forma condensed consolidated financial statements have, consequently, been modified to reflect this more current and accurate information.

26.
In Note 7, please describe the nature of additional deal costs to be incurred during the period from November 1, 2008 through the merger closing date and quantify amounts for each major cost category to the extent estimable.

Response to Comment 26:

Disclosure has been added to Note 7 on page 37 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 38

27.	Refer to page 38. Please exclude other comprehensive income of China Networks Media, LTD. from pro forma net income as presented.

Response to Comment 27:

The Companies have excluded other comprehensive income of China Networks Media, Ltd. from the unaudited condensed pro forma statement of operations on page 38, as requested.

28.
It appears that you should revise your presentation on pages 38 and 39 to include the amortization of the program rights as a component of cost of revenue since such amounts are directly attributable to the generation of revenue. Please advise or revise.

Response to Comment 28:

The Companies have revised the presentation on pages 38 and 39 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 40

29.	We refer to Note D. Please clarify how the non controlling interest expense is calculated.

Response to Comment 29:

The Companies advise the Staff that, for purposes of the unaudited pro forma condensed combined statement of operations, non-controlling interest was estimated to be 50% of the China Networks (Carve-Out) net operating income for the periods presented.  As revised on page 40, the actual amounts reflected for non-controlling interest in the financial statements of China Networks Media, Ltd will be utilized in the updated pro forma condensed combined financial statements for the periods presented.

30.
We refer to Note F. Please clarify if a BVI entity which consolidates PRC entities is subject to the PRC Enterprise Income Tax. If so, please include a pro forma adjustment to accrue for the subject tax. In this regard, we note your disclosure in Note 4(h) on page F-59.

Response to Comment 30:

The Companies advise the Staff that they do not expect that the BVI entities will be subject to PRC Enterprise Tax.  The Companies refer the Staff to the disclosure discussion under Risk Factors on page 19 of the exposure of the BVI entities to tax risks under the PRC Enterprise Income Tax Law to our BVI entities. However, a pro forma adjustment for the accrual of an estimated PRC Enterprise Income Tax on the results operations of the China Networks (Carve-Out) operations only has been provided in the unaudited condensed combined results of operations based upon the expected local PRC Enterprise income tax rate of 25%.  The Companies also refer the Staff to Note 4(e) on page F-55 of the amended Filing.

Comparative Per Share Data, page 42

31.	It is unclear how you derived the information presented for China Networks Media as disclosed herein. Please revise. Also tell us how you derive the historical earnings per share for Alyst.

Response to Comment 31:

In response to the Staff’s comment, additional language has been added to the Comparative Per Share Data on page 42 to explain the derivation of the information presented for China Networks Media.

In addition, the historical earnings per share information presented for Alyst has been corrected to agree to the amounts included in the corresponding periods filed with the SEC.

The Alyst Special Meeting, page 45

32.	If true, please confirm through disclosure that the Redomestication and Business Combination proposals are not conditioned on approval of the Share Incentive Plan proposal.

Response to Comment 32:

The Companies have added disclosure to paragraph (c) on page 45 in response to the Staff’s comment to clarify that the Redomestication and Business Combination proposals are not conditioned on approval of the Share Incentive Plan proposal.

Conversion, page 47

33.
Please revise this section to clearly lay out each step a shareholder must take in order to exercise conversion rights. For example, clarify that the shareholder must vote against the business combination and check a separate box on the proxy card, in addition to sending the written demand. In addition, your disclosure about when a shareholder must tender his or her certificates is unclear. On page four and in paragraph (e) on page 48, you seem to indicate that the certificate must be tendered prior to the shareholder vote. Elsewhere, you disclose that this is not the case. Clarify throughout the proxy statement/prospectus. Lastly, clarify whether it is necessary for a shareholder to submit a proxy card in order to exercise conversion rights or whether they can be exercised by voting by telephone or in person.

Response to Comment 33:

The Companies have clarified the disclosure on pages 4, 47 and 48 in response to the Staff’s comment.

The Business Combination Proposal, page 50

Background of the Business Combination, page 5l

Negotiation with Potential Targets, page 52

34.
We note that Alyst terminated discussions with a company that projected 2008 revenues of $50 million and earnings of $12 million because that company’s value was not large enough. However, the JV interests that China Networks Media acquired would have produced significantly less revenues and earnings had they been in effect through the first nine months of 2008. Please explain why China Networks Media is considered more valuable than such a company.

Response to Comment 34:

Disclosure has been added on pages 52-53 in response to the Staff’s comment.

History of Discussions between China Networks Media and Alyst, page 52

35.
Please disclose the natural persons who control MediaInv Ltd. and any relationships they have with the other individuals or entities involved in the transactions or the negotiations thereof. Also provide any information required by Form S-4 Item 6, if applicable.

Response to Comment 35:

Disclosure has been added in the first paragraph on page 52 under the heading “History of Discussions Between China Networks Media and Alyst” and in the first paragraph on page 54 under the heading “History of Formation of China Networks Media” in response to the Staff’s comment.

36.
Please fully disclose and explain the dual roles of Chardan and Mr. Propper in the negotiations and the transaction. For example, we note that Chardan acted as financial advisor to both Alyst and China Networks Media. We also note that Mr. Propper, the owner and CEO of Chardan, is one of two initial shareholders in China Networks Media. Please also discuss how the Alyst Board considers these conflicts, if at all. Provide all information required by Form S-4 Item 6.

Response to Comment 36:

The Companies have added disclosure on page 52 under the heading “History of Discussions Between China Networks Media and Alyst” in response to the Staff’s comment.

37.
Provide additional disclosure about the background, timing, and negotiations of the acquisitions of the JV interests in the PRC TV stations and the roles various parties played in these negotiations. Include clear disclosure of the role that Alyst and any of its officers, directors, or other representatives played in the acquisitions of these interests and arranging the related financing.

Response to Comment 37:

The Companies have added the requested disclosure on pages 54-55 in response to the Staff’s comment.

38.
In its IPO prospectus, Alyst disclosed that it was formed for the purpose of acquiring an operating business. Yet it appears that Alyst began negotiating with China Networks Media at a time when China Networks Media had no operational assets. Even at the time of the execution of the merger agreement in August of 2008, it does not appear that China Networks Media was receiving any revenues because the joint ventures were not yet operational. Please explain why the Alyst management and board became interested and entered into a merger agreement with such a company in light of its IPO disclosure.

Response to Comment 38:

The Companies have added disclosure in the seventh and eighth paragraphs on page 58 to clarify the point raised by the Staff’s comment.  In addition, Alyst supplementally advises the Staff that its Board and management believe that the proposed merger with China Networks Media is consistent with statements in Alyst’s IPO prospectus that its business purpose is to acquire an operating business, because, among other things, (i) the television operations underlying the joint ventures between China Networks and the television stations are operating entities with associated verifiable products, customers and revenues, and (ii) under the Merger Agreement, the consummation of the Business Combination is conditional upon the completion of the joint ventures and the related transfer of managerial control and economic interest to China Networks Media.

39.
Please provide more information about the terms of the letter of intent and how they differed from the final merger agreement terms. Explain how a valuation was accomplished when China Networks Media had not yet acquired any operational assets. Please provide us with a copy of the letter of intent.

Response to Comment 39:

The Companies have added disclosure on pages 52-53 in response to the Staff’s comment.  Supplementally, the Companies attach hereto as Annex 2 for the Staff’s information a copy of the non-binding letter of intent, dated March 5, 2008.

40.
Please provide additional information about the negotiations regarding the value and form of merger consideration. Explain how the parties valued the China Networks Media business and how the parties considered the amount paid and to be paid for the JV interests and the amount of China Networks Media indebtedness. Also disclose the performance targets for the deferred merger consideration and discuss how the parties arrived at those target levels.

Response to Comment 40:

The Companies have added disclosure on page 53 in response to the Staff’s comment.

41.
Please explain the reasons for the amendments to the merger agreement. Clarify whether restated financial performance of the PRC TV stations contributed to the amendments. Update your disclosure if an additional amendment is executed upon approval by the investors in the bridge financing.

Response to Comment 41:

The requested disclosure has been added in the first two paragraphs on page 54 in response to the Staff’s comment.

China Networks Media Financing, page 54

42.	Please disclose the terms and amount of the loan made to Alyst with the bridge financing funds to pay for merger costs.

Response to Comment 42:

The Companies have revised the referenced disclosure under the heading “China Networks Media Financing” on page 54 to eliminate the reference to a loan to Alyst from the bridge proceeds.  Supplementally, Alyst advises the Staff that no such loan was contemplated or received by it.

Interest of Alyst’s Management in the Business Combination, page 55

43.	Please include information about Mr. Weksel’s employment contract and the options he will be issued.

Response to Comment 43:

The requested disclosure has been added to the sixth bullet-point on page 55 in response to the Staff’s comments.

44.
If any Alyst officers and directors have incurred material out-of-pocket expenses for which they have not yet been reimbursed, please disclose such amounts here and explain that the officers and directors are entitled to unlimited reimbursement.

Response to Comment 44:

Disclosure has been added to the second bullet-point on page 55 in consideration of the Staff’s comment.  Supplementally, Alyst advises the Staff that all expenses incurred by its directors and officers to date have been reimbursed from available working capital.

45.
Please also provide information about interests of the officers and directors of China Networks Media in the business combination. Refer to Form S-4 Item 18(a)(5) and Schedule 14A Item 5(a). Include information about Mr. Propper’s interests, both as a result of his interests in China Networks, and therefore the merger consideration he will receive, and Chardan. This disclosure should include a complete accounting of fees to be received by Chardan from any party to the transaction.

Response to Comment 45:

The requested disclosure has been added on page 56 under the heading “Interests of Chardan Capital Markets and China Networks Media’s Management in the Business Combination” in response to the Staff’s comment.

Alyst’s Reasons for the Business Combination and Recommendation of the Alyst Board, page 56

46.	Please explain what consideration the Alyst board gave to obtaining a fairness opinion regarding the merger consideration and why the board did not obtain such an opinion.

Response to Comment 46:

Disclosure has been added to the third paragraph under the table on page 57 in response to the Staff’s comment.

47.
We note the references to reports made to the Alyst board by Skillnet and Chardan. Information about any reports, opinions or appraisals that are materially related to the business combination and referred to in the proxy statement/prospectus is required to be disclosed and filed as an exhibit to the Form S-4. Refer to Item 14(b)(6) of Schedule 14A and Items 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosure about such reports. Also, provide us with copies for our review.

Response to Comment 47:

The requested disclosure has been added on page 57 in response to the Staff’s comment.  Supplementally, the Companies advise the Staff that powerpoint presentations were made to the Alyst board by Skillnet and Chardan in preliminary form for discussion and review purposes only and that the board neither requested nor received final copies of the reports.  The Skillnet presentation, in particular, was related to due diligence on the proposed assets, market and industry, and was prepared to assist management in determining whether the information it had received from China Networks Media’s management was reasonable.  Similarly, Chardan’s presentation focused on the potential impact on Alyst’s share price were a business combination to occur.  Further, the Chardan information was prepared prior to the turmoil in the financial markets and, therefore, the assumptions upon which the information was based may no longer prove appropriate.  Neither entity submitted a formal written report to the Board, but rather used the powerpoint presentations to highlight points discussed in their oral presentations.  Consequently, the Companies do not consider it appropriate nor necessary to file such reports as exhibits to the amended Filing.

Supplementally, the Companies attach as Annex 3A, the Skillnet presentation, and as Annex 3B, the Chardan presentation, as requested by the Staff.

48.
We note your references here and in several other places to financial projections for China Networks Media. Please tell us how these projections were formulated. If these projections were provided in part by management or security holders of China Networks Media or the PRC TV stations, please disclose them and all assumptions underlying them.

Response to Comment 48:

The requested disclosure has been added on page 57 in response to the Staff’s comment.

49.
Provide the disclosure required by Form S-4 Item 4(a)(2) with respect to China Networks Media’s reasons for engaging in the transaction. If China Networks Media was formed to accomplish this specific transaction or a similar transaction, please disclose this.

Response to Comment 49:

Disclosure has been added to page 60 in response to the Staff’s comment.

Potential Disadvantages of the Business Combination, page 58

50.
Please disclose whether the Alyst board considered China Networks Media’s lack of operating history and its management’s lack of history operating the advertising businesses of the acquired PRC TV stations as disadvantages. Also disclose whether the Alyst board considered difficulties associated with the need to establish and operate through contractual arrangements and joint ventures rather than direct equity ownership and control.

Response to Comment 50:

The requested disclosure has been added on page 58 in response to the Staff’s comment.

Satisfaction of the 80% Test, page 58

51.
Please expand the disclosure to clearly explain the basis and methodology for Alyst’s board’s determination that the 80% test was satisfied. Explain how the board considered that the total amount that China Networks Media will pay to acquire its interests in two PRC TV stations, its only operating assets, is approximately $28 million and less than 50% of the value of the trust assets. In addition, China Networks borrowed to pay for these assets and such debt will have to be repaid following the transaction.

Response to Comment 51:

Disclosure has been added at the bottom of page 58 in response to the Staff’s comment.

Potential Dilution of Share Ownership Post-Redomestication Merger and Post-Business Combination, page 59

52.	Please quantify the additional dilution that would occur, both in the cases of no conversion and maximum conversion, assuming that all contingent merger consideration was issued.

Response to Comment 52:

The requested disclosure has been added on page 59 and in the second paragraph on page 61 in response to the Staff’s comment.

Additional Agreements, page 62

53.
We note the reference in the Merger Agreement to Lock-Up Agreements. Please briefly describe these and any other material ancillary agreements expected to be executed in connection with the consummation of the business combination.

Response to Comment 53:

A description of the proposed lock-up agreement has been added on page 62; the proposed registration rights agreement has been described on page 54 under the heading “China Networks Media Financing”; and Mr. Li Shuangqing’s proposed employment agreement is referenced on pages 8, 129 and 130.  Supplementally, the Companies note that, in each case, the parties to the Merger Agreement may waive execution of any or all of these agreements as a condition to closing.

Closing Conditions, page 63

54.
We note that neither China Networks Media nor Alyst will waive any material closing condition. Please compare this to your risk factor disclosure on page 23 and revise so your disclosure in consistent.

Response to Comment 54:

The disclosure in the referenced risk factor on page 23 has been revised in consideration of the Staff’s comment, with the disclosure on page 63 in paragraph (d) conformed accordingly.

Effect of Termination, page 65

55.
We note that, in the event of a termination due to a breach, the non-breaching party is entitled to reimbursement of expenses. Please confirm through disclosure that the waiver executed by China Networks Media would prevent it from seeking such reimbursement from the trust.

Response to Comment 55:

The requested confirmation has been added to the disclosure in the penultimate paragraph on page 62 and the second paragraph on page 65 in response to the Staff’s comment.

Material United States Federal Income Tax Considerations, page 66

56.
Form S-4 Item 4(a)(6) requires a summary of the material federal income tax consequences of the transaction. Therefore, please do not use words like “generally” and “should” where discussing tax consequences unless such discussion also explains the reasons and degree of uncertainty. Please revise accordingly.

Response to Comment 56:

The Companies have revised the disclosure in response to the Staff’s comment throughout this section where appropriate.  The Companies respectfully advise the Staff that, in reviewing the summary of material federal income tax consequences, the Companies and their counsel consider it appropriate, however, to use such qualifying terminology with respect to certain of the tax matters discussed therein given the lack of certainty in the applicable law, the differing results that may inure to stockholders based upon their personal tax attributes and other considerations, as explained in the disclosure.

57.
Please file or provide us with a draft of the tax opinion required by Regulation S-K Item 601(b)(8) as soon as practicable. The disclosure in this section should also be identified as the opinion of counsel. We may have additional comments on this opinion and the disclosure in this section.

Response to Comment 57:

A draft of the required opinion is attached to this letter as Annex 4 for the Staff’s review.  The Companies respectfully advise the Staff that, insomuch as a tax opinion will be filed as Exhibit 8.1, the Companies do not consider it necessary or appropriate to refer to the disclosure in this section as counsel’s opinion.

The Redomestication Merger Proposal, page 74

Differences of Stockholder Rights, page 76

58.
Please revise this disclosure to accurately convey the rights of shareholders following the redomestication merger under the CN Holdings organizational documents and BVI law. It is not enough to state default BVI law without accounting for the organizational documents. For example, your disclosure on page 76 that either shareholders or directors can change the number of shares the company may issue, subject to the constitutional documents, is insufficient. You must describe rights under the BVI law and the applicable constitutional documents. Also clear up all inconsistencies with disclosure elsewhere. For example, on page 77 we note that the CN Holdings Articles of Association will not provide rights for stockholder proposals or director nominations. Yet your disclosure on page 82 describes notice requirements for such actions. We also note that you disclose on page 129 that the staggered board will terminate after the business combination, but your disclosure on page 78 indicates it will continue. These are merely examples. Also confirm that the Memorandum of Association and Articles of Association included as Attachments C and D to the proxy statement/prospectus are the documents that will be in effect upon consummation of the transactions.

Response to Comment 58:

The disclosure on pages 74 through 80 and page 126 has been revised in response to the Staff’s comment.  The Companies supplementally confirm that the Amended and Restated Memorandum and Articles of Association included as Exhibits to the S-4 will be in effect upon consummation of the transactions.  The Companies ask the Staff to note that updated copies of such Exhibits have been filed with the amended Form S-4.

59.
Please tell us in your response letter what consideration you have given to reflecting the provisions in the CN Holdings’ Articles of Association that will increase the number of authorized shares in relation to shares outstanding following the business combination as a separate proposal. Provide a quantitative comparison, both before and after the transactions, of the number of shares issued, the number of shares reserved for issuance under warrants, plans, or as deferred consideration, and the total number of authorized shares. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Response to Comment 59:

The Companies advise the Staff that the structure of the proposed Business Combination and Redomestication Merger is substantially identical to that of Jaguar Acquisition Corp. and China Cablecom Holdings in 2008, as well as other recent SPAC acquisitions.  In those transactions, the increase in the authorized share capital upon redomestication was not set out as a separate proposal.  Consistent therewith, the increase in the authorized share capital of CN Holdings is integral to the business combination and does not warrant a separate stockholder vote.  The current authorized common stock of Alyst is 30 million shares.  However, on a fully diluted basis and accounting for contingent merger consideration and shares issuable under the Share Incentive Plan (if approved), CN Holdings would need a minimum of 34,638,400 ordinary shares.  In other words, without the increase in its authorized share capital, CN Holdings would not be able to fulfill its obligations under the Merger Agreement, including payments to China Networks Media’s existing shareholders, as well as to execute on the intended business plan and strategy for the combined entity, which may necessitate additional authorized shares for financing its business, for forming strategic alliances or joint ventures, and other corporate purposes.  Consequently, it is not appropriate to unbundle the increase in share capital in the instant transaction.

We refer the Staff to the disclosure (including the table) set out on page 59 of the amended Filing, and for the convenience of the Staff, we summarize below the relevant share capital comparison:

	Pre-Combination (Alyst)			Post-Combination (CN Holdings) (No Conversion)

	# of Shares	# of Warrants	Total	# of Shares	# of Warrants	Total
Alyst initial stockholders	1,750,000	2,379,794	3,129,794	1,750,000	2,379,794
Alyst former public stockholders	8,044,400	7,484,606	15,529,006	8,044,400	7,484,606
Underwriters purchase option – 300,000 units		600,000	600,000		600,000
Former shareholders of China Networks Media	N/A			11,880,000
2008 Share Incentive Plan	N/A				2,500,000
Total Ownership	9,794,400	10,464,400	19,258,800	21,674,400	12,964,4000	34,638,800

The Share Incentive Plan Proposal, page 84

60.
Please disclose that CN Holdings intends to issue an option to acquire 500,000 shares to Mr. Weksel pursuant to his employment agreement. Also disclose any other shares that are intended to be issued. Refer to Schedule 14A Item 10(a).

Response to Comment 60:

The requested disclosure has been added to the second paragraph under “Awards” on page 84 in response to the Staff’s comment.

Proposal to Adjourn or Postpone the Special Meeting For the Purpose of Soliciting Additional Proxies, page 88

61.
The form of proxy card indicates that the Alyst Board may adjourn or postpone the special meeting. If the Board may do this without shareholder approval, disclose this here and explain any uncertainty with respect to the Board’s ability to do this, if applicable.

Response to Comment 61:

The disclosure on page 88 and on the proxy card has been clarified in consideration of the Staff’s comment.

Information About China Networks Media, page 89

Overview, page 89

62.	Disclose the basis of China Networks Media’s belief that “it is one of the leading companies building a network of regional television advertising operations in the PRC.”

Response to Comment 62:

The Companies have revised the disclosure on page 89 in consideration of the Staff’s comment.

PRC Corporate Structure, page 96

63.
Please provide a clear and concise description of the allocation of operations, responsibilities, and benefits among China Networks Media, including its subsidiaries and consolidated affiliated entities, each of the JV Cos, and the PRC TV stations. For example, clarify whether China Networks Media has any duty to contribute funds to the JV Cos in addition to the equity contributions necessary to purchase the assets from the PRC TV stations. It is also unclear whether China Networks Media will independently operate as an agent for the JV Cos and earn commissions as described on page 96, or whether all operations will be conducted within the JV Cos. These are merely examples.

Response to Comment 63:

The Companies have added disclosure above the chart on page 97 in response to the Staff’s comment.

64.
Please discuss, by reference to the terms of the joint venture agreements to the extent applicable, how control of the JV Cos will be exercised between China Networks Media and the PRC TV stations. Since each entity has a 50% interest, provide a clear description of each entity’s control rights.

Response to Comment 64:

Disclosure has been added on page 98 in response to the Staff’s comment.

65.
With respect to the various contractual arrangements discussed on page 98 and 99 with respect to China Networks Media’s control of Hetong and the establishment of the joint ventures, disclose any material termination provisions or limited terms of such arrangements. If applicable, provide risk factor disclosure with respect to any such provisions or terms. Also disclose whether you have consulted counsel regarding the effect and enforceability of these arrangements.

Response to Comment 65:

The Companies have added disclosure in the relevant discussions of the contracts on pages 98 and 99 in response to the Staff’s comment.

Media Sales, page 95

66.
We note from disclosure on page F-64 that two customers accounted for 39% of pro forma revenues in the nine-months ended September 30, 2008. Please identify these customers and the amount of revenues each accounted for. Describe the terms of the relationships between these customers and the PRC TV stations.

Response to Comment 66:

The requested disclosure had been added on page 96 in response to the Staff’s comment.

Corporate Structure for China Networks Media, page 97

67.
Please provide us with a more detailed analysis of FIN 46(R) and how you determined that China Networks Media is the primary beneficiary of Hetong. Also, provide a detailed analysis, including your basis in the accounting literature, regarding why you believe it is appropriate to consolidate the JV Tech Cos and JV Ad Cos. We note from your pro forma condensed combined statements of operations that you allocated 50% of the income of China Networks (Carve-Out) to the non-controlling interests, which is in proportion to the ownership interests.

Response to Comment 67:

The Companies are informed by China Networks Media in response to the Staff’s comment as follows:

Consolidation of JV Tech Cos by China Network Media:  The management of China Network Media has determined that it, in fact, has control of the JV Tech Cos via composition of the board of directors.  Pursuant to JV Tech Cos’ Association of Article (“AOA”), the board of JV Tech Cos consist of five directors, two of whom are appointed by PRC TV Station, and three of whom are appointed by ANT (China Network Media’s wholly owned subsidiary).  AICPA issues paper, “Accounting For Investments in Joint Ventures,” suggests that if a joint venture is, in fact, controlled by a majority voting interest or otherwise, the entity should be required to be accounted for as a subsidiary of the controlling investor and to be fully consolidated by that investor.  Net income or loss in JV Tech Cos is allocated 50% to non-controlling interest in proportion to the equity ownership interest.

Consolidation of Hetong by China Networks Media (via ANT):  China Networks Media and ANT do not directly or indirectly have an equity interest in Hetong; however, management believes it is appropriate for Hetong to be evaluated by ANT to determine if Hetong is a variable interest entity, or VIE, under the requirements of FIN 46R, because the following conditions exist:

•
ANT and its related parent company, China Networks Media both participated significantly in the design of the entity. The current PRC investment regulations require a foreign enterprise have at least two years of history in advertising industry to qualify as a foreign investor to invest in the PRC television advertising industry. In order to comply with the PRC’s regulations on foreign investment in the television advertising industry, Hetong was designed by ANT and China Networks Media as a PRC domestic company, controlled by ANT through contractual arrangements, to form joint venture TV advertising companies with PRC television stations.

•
Hetong was designed so that substantially all of its activities either involve or are conducted on behalf of ANT and its parent company, China Networks Media. The shareholders of Hetong agreed to (i) accept the policies and guidelines furnished by ANT with respect to the hiring and dismissal of employees, or the operational management and financial system of Hetong, and (ii) appoint the candidates recommended by ANT as directors of Hetong. In addition, each shareholder of Hetong has appointed ANT’s designee as his/her attorneys-in-fact to exercise all its voting rights as shareholders of Hetong. This power of attorney is effective until 2037.

•
ANT and China Networks Media provided the entire total of the equity and debt to Hetong. According to the Amended Loan Agreement entered into by and among ANT and the Trustees, ANT extended loans to the trustees for the purposes of contributing 100% of the registered capital of Hetong.  The loans shall become repayable upon ANT’s sole discretion. ANT and the trustees jointly agreed and confirmed that the sole source of repayment of the loans shall be all proceeds of the transfer of trustees’ respective shares of the equity interest of Hetong to ANT or ANT’s designated person(s), in accordance with this Loan Agreement and the Amended Share Purchase Option Agreement. In addition, as stipulated by the Indemnity clause in the Trustee Agreement entered into by and among ANT and the trustees, ANT will indemnify the trustees for any personal liability incurred in connection with their roles in the equity transfer and as nominee shareholders of Hetong, provided that their actions to fulfill their responsibilities as nominee shareholders are taken in good faith and are not opposed to the best interests of Hetong.

According to the provisions of FIN 46R, management believes Hetong is subject to consolidation of ANT, because the shareholders of Hetong, trustees, lack the following characteristics of a controlling financial interest:

•
The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

•	Pursuant to Amended Share Purchase Option Agreement, Amended Share Pledge Agreement, and Power of Attorney entered by and among ANT, it related parties, and the trustees:

▪
The shareholders of Hetong agreed to (i) accept the policies and guidelines furnished by ANT with respect to the hiring and dismissal of employees, or the operational management and financial system of Hetong, and (ii) appoint the candidates recommended by ANT as directors of Hetong.

•	Each shareholder of Hetong has appointed ANT’s designee as his/her attorneys-in-fact to exercise all its voting rights as shareholders of Hetong. This power of attorney is effective until 2037;

▪
Without ANT’s consent, the shareholders of Hetong may not (i) transfer or pledge their equity interests in Hetong, (ii) receive any dividends, loan interest or other benefits from Hetong, or (iii) make any material adjustment or change to Hetong’s business or operations;

▪
The shareholders of Hetong have jointly granted ANT an exclusive and irrevocable option to purchase all or part of their equity interests in Hetong at any time; this option may only be terminated by mutual consent or at the direction of ANT.

▪
The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

▪
Pursuant to Exclusive Service Agreement entered between Hetong and Advertising Networks Technology Consulting (Beijing) Co., Ltd., a wholly foreign owned enterprise (WFOE) of ANT, Hetong appoints WFOE to provide Hetong services. Hetong pays WFOE service fees determined by the following formula:

▪	Service Fee Payable = Hetong’s Revenue – Turnover Taxes – Hetong’s Total Costs – Profit to be Retained by Hetong

▪
Where: Hetong’s Total Costs shall be approved by WFOE at WFOE’s sole discretion; and Profit to be Retained by Hetong shall be decided by WFOE at its sole discretion based upon the total profit as determined by a reputable CPA designated by the both parties.

ANT – Hetong’s Primary Beneficiary

ANT has established two joint venture companies (“JV Tech Cos”) with two PRC TV Stations, Kunming TV Station and Yellow River TV Station, respectively, and obtained exclusive right to carry out TV advertising business on the PRC TV stations’ channels, pursuant to the Exclusive Cooperation Agreement entered between JV Tech Cos and the respective PRC TV Stations.

Hetong also has established two joint venture companies (“JV Ad Cos”) with the same two PRC TV Stations, respectively. Pursuant to the Exclusive Services Agreement entered between JV Ad Cos and JV Tech Cos, the JV Ad Cos engaged the JV Tech Cos to be their sole and exclusive providers of services; and the JV Tech Cos engaged the JV Ad Cos to be their sole and exclusive advertising agents and granted to JV Ad Cos agency rights for all advertising under the exclusive right to carry out advertising operations.

Under the terms of the Exclusive Service Agreements, the JV Ad Cos will pay the service fee to the JV Tech Cos as accrued, in accordance with the JV Tech Cos’ regular invoices. As such, all of the JV Ad Cos’ pre-tax income (less the relevant business tax) generated during the term of the agreements will be transferred to the JV Tech Cos, which will eventually distribute dividends to ANT. Management has determined that ANT has control of the JV Tech Cos (see above).

Due to ANT’s lack of equity ownership interests in Hetong, management believes that it is appropriate that 100% of the net income or loss of Hetong is considered a non-controlling interest.

China Networks Media Limited’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

68.
Please include at the beginning of this section an overview of what the carve-out financial information described in this section represents. Provide clear disclosure about why this information may not be indicative of future results. Discuss changes in the business that are anticipated as a result of the formation of the JV Cos and how these changes are likely to impact the results of operations in future periods. Highlight the extent to which management, employees, and properties will change. Also discuss different ventures or marketing and sales efforts that could change cost structure or otherwise impact results. Discuss the additional costs of being a public company. These are merely examples. Your disclosure should provide clear context for the financial information provided.

Response to Comment 68:

Disclosure has been added under “Carve-Out Financial Statements” on page 103 in response to the Staff’s comment.

69.
Explain why China Networks Media has not generated any revenue through September 30, 2008 even though it seems that the JV Cos were established prior to that date. Disclose when China Networks Media will begin generating revenue.

Response to Comment 69:

Disclosure has been added to the second paragraph on page 102 in response to the Staff’s comment.

70.	Please eliminate the use of “our” or “China Networks Media’s” when discussing the historical financial performance of the PRC TV stations.

Response to Comment 70:

The disclosure has been revised throughout this section in response to the Staff’s comment.

71.	Please discuss how Chinese regulations will impact China Networks’ strategy to grow by establishing additional joint ventures with other PTC TV stations.

Response to Comment 71:

Disclosure has been added to the second paragraph on page 103 in response to the Staff’s comment.

72.
The merger consideration ratios described in the fourth paragraph on page 102 appear inconsistent with disclosure elsewhere of a one-to-one conversion ratio, for example in the fifth bullet-point on page one. Furthermore, since you disclose estimated cash and share consideration elsewhere, it seems unnecessarily confusing to provide formulaic disclosure here. Please clarify throughout.

Response to Comment 72:

The referenced disclosure has been revised on page 102 in consideration of the Staff’s comment.

Joint Ventures between Advertising Networks Ltd. (“ANT”) and the PRC TV Stations, page 103

73.
In the first paragraph of this section, you disclose that both PRC TV stations have contributed 100% of assets required to be contributed to the JV Cos as of September 30, 2008 and ANT has made 50% and 40%, respectively, of its required cash contributions. However, at the end of the first paragraph on page 104, you disclose that no assets were purchased under the Asset Transfer Agreement as of September 30, 2008. Please clarify this disclosure.

Response to Comment 73:

The disclosure in the first paragraph on page 104 has been revised in consideration of the Staff’s comment.

Results of Operations of China Networks Media, Limited, page 112

74.
It appears that cost of revenues has increased as a percentage of revenues in recent periods due to increased costs to acquire programming and increased agent commissions. Please assess whether this trend is expected to continue and discuss any actions being taken to reduce the impact of this trend.

Response to Comment 74:

The Companies have added disclosure to the fourth paragraph on page 113 in response to the Staff’s comment.

75.
Please provide more information, including quantitative information to the extent practicable, about the impact of changes in pricing, volume of advertising time sold, and/or different types of advertising sales on operating performance of the PRC TV stations.

Response to Comment 75:

The Companies have added disclosure to the second paragraph on page 113 in response to the Staff’s comment.

Results of Operations of the Kunming Television Station - Advertising Center and the Yellow River Television Station - Advertising Center, page 114

Cost of Revenues, page 115

76.
We note that cost of revenues include purchased TV program costs, which reflect the cost of high quality drama series. Please add a footnote to the financial statements, disclosing the Company’s accounting policy for expensing and capitalizing program costs. Refer to your basis in the accounting literature.

Response to Comment 76:

The Companies have added disclosure to the third paragraph on page 116 and to Notes 7 and 8 on pages F-38 and F-39.

Liquidity and Capital Resources, page 119

77.
Please revise your disclosure to include amount of cash and cash equivalents China Networks Media would have available assuming maximum conversion. Also confirm that the disclosure of these amounts includes all initial merger consideration due to China Networks Media security holders, fees due to underwriters and any other payments required to be made upon consummation of the business or shortly thereafter not enumerated here. Also quantify the accrued interest on the bridge financing as of the most recent practicable date.

Response to Comment 77:

The disclosure on page 118 has been revised in response to the Staff’s comment.

78.
We note that China Networks Media believes that cash and cash equivalents, together with its access to financing sources, will be sufficient to meet the working capital, capital expenditure and debt obligations associated with its current operations on an ongoing basis. Please provide a more detailed assessment of whether or not China Networks Media will need to access external sources of financing in the short-term or long-term. We consider “long-term” to be the period in excess of the next 12 months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. To the extent you believe external financing may be necessary, discuss the sources and availability of such financing. Consider various contingencies, such as maximum conversion, in providing this assessment.

Response to Comment 78:

The disclosure on page 118 has been revised in response to the Staff’s comment.

79.
Please provide more detail about expected generation and usages of cash based on the historical operations of the PRC TV stations and expected changes following the consummation of the business combination. Describe any material expected capital expenditures or other cash requirements that could impact China Networks Media’s financial condition.

Response to Comment 79:

Disclosure has been added on page 118 in response to the Staff’s comment.

Directors and Management, page 128

80.
We note that the management of China Networks Media includes Ms. Ying, Mr. Chuansheng, Ms. Yong, and Mr. Riu. Please provide the disclosure required by Regulation S-K Item 401 for these individuals. If you do not believe disclosure is required for these individuals pursuant to Regulation S-K Item 401(b) or (c), please provide an explanation in your response letter. Also clarify whether Mr. Shuangqing or any other members of management have worked with the PRC TV stations prior to the formation of the JV Cos.

Response to Comment 80:

Disclosure has been added under the heading “Key Employees” on page 126 in response to the Staff’s comment.

Director Compensation, page 132

Executive Compensation, page 132

81.
Provide the disclosure required by Regulation S-K Item 402 with respect to China Networks Media historically. Additionally, provide Regulation S-K Item 402 disclosure for each director and executive officer who will serve following the business combination. Refer to Regulation S-K Compliance & Disclosure Interpretations, Section 217.12, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment 81:

Disclosure has been added under “Executive Compensation – China Networks Media” to page 129 in response to the Staff’s comment.  Supplementally, the Companies advise the Staff that they will provide information on any additional individual who agrees to serve as an executive officer or director of CN Holdings post-closing, when and if such individuals are identified prior to the mailing of the proxy statement/prospectus.

Certain Relationships and Related Transactions, page 134

82.
Please provide disclosure about related party transactions required by Regulation S-K Item 404 involving each person who will continue as a director or executive officer following the business combination. Refer to Form S-4 Item 18(a)(7)(iii).

Response to Comment 82:

The Companies have added disclosure to the bottom of page 132 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 136

83.
Please tell us why you have not included shares underlying warrants in the post- business combination ownership table considering that such warrants will be exercisable following the business combination.

Response to Comment 83:

The table on page 133 has been revised in consideration of the Staff’s comment.

Shares Eligible for Future Sale, page 143

84.
Please describe the terms of any registration rights and lock-up agreements contemplated by the merger agreement and the number of shares that will be subject to such agreements. Also disclose whether or not Alyst’s initial stockholders will continue to be subject to any contractual restrictions on the sale of shares they currently own.

Response to Comment 84:

The requested disclosure has been added on page 139 in response to the Staff’s comment.

China Networks Media, Ltd. Financial Statements

Note 1- Organization, page F-31

85.	Tell us your consideration of recognizing goodwill in connection with your consolidation of the Hetong VIE. Refer to paragraphs 18-21 of FIN 46(R).

Response to Comment 85:

The Companies advise the Staff that, based upon information provided by China Networks Media, there is no excess of (a) the sum of the fair value of the consideration paid, (b) the reported amount of any previously held interests, and (c) the fair value of the newly consolidated liabilities and noncontrolling interests over (1) the fair value of the newly consolidated identifiable assets and (2) the reported amount of identifiable assets transferred by ANT to Hetong. Therefore, no goodwill was recognized.

Asset Transfer Agreement, page F-32

86.	Please tell us and disclose the nature of the assets that were contributed and are expected to be contributed by the TV stations subject to the Asset Transfer Agreement.

Response to Comment 86:

The Companies advise the Staff that, based upon information provided by China Networks Media, two kinds of assets were contributed and are expected to be contributed by the PRC TV stations: TV advertising operation rights and film libraries produced by TV stations.

Note 4 - Program Rights, page F-35

87.	We note that program rights include programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital. Please tell us and disclose the nature of these program rights.

Response to Comment 87:

The Companies advise the Staff that, based upon information provided by China Networks Media, the program rights are copyrighted TV programs or film libraries produced by the PRC TV stations. These films are expected to be aired in the future to generate advertisement revenue.

88.
As disclosed, program rights are expected to be amortized on a systematic basis over their expected useful lives of 20 years. Tell us what you mean by “systematic basis” and your consideration of paragraphs 34-37 of SOP 00-2, addressing why your assumption of 20-year useful lives is appropriate.

Response to Comment 88:

The Companies are informed by China Networks Media that the accounting for the initial formation of the JV Tech Cos has changed as a result of additional information obtained by management and questions and concerns raised by independent auditors during the audit of the Company’s financial statements for the year ended December 31, 2008.  As a result of a further understanding of the nature of the program rights contributed and transferred from the PRC TV Station to the JV Tech Cos and a further understanding of the nature of other contractual relationships between the JV Tech Cos and the PRC TV Stations, management has determined that the value of the contributed and transferred program rights approximates $180,000 (as opposed to the $31,161,900 reported in the interim financial information as of September 30, 2008).

In arriving at the fair value of the program rights, management utilized a discounted cash flow (DCF) model based upon the advertising cash flows expected to be derived through sales of advertising spots during the related programs on a program by program basis, an anticipated broadcast life of one (1) year and a WACC using the Capital Asset Pricing Model.

Management has determined that the residual consideration paid by the JV Tech Cos to the PRC TV Stations (ie: Consideration Paid less Fair Value or Contributed/Transferred Program Rights) is appropriately assigned to the Exclusive Contractual Relationship to operate the PRC TV Stations’ advertising business for a specified period (20 or 30 years).

Management believes that SOP 00-2 does not apply because the Company’s business model does not contemplate a separate revenue stream based selling, licensing or exhibiting the films or programs, rather, revenue is expected to be primarily generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television stations.  Advertising revenue is recognized when the advertisements are broadcast, collection is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

89.	Additionally, tell us your significant assumptions for estimating expected revenues from these program rights and how your estimates conform to the limitations set forth in paragraph 39 of SOP 00-2.

Response to Comment 89:

The Companies respectfully refer the Staff to their response to Comment 88.

90.
We note that your program rights are evaluated periodically to determine if expected revenues are sufficient to cover the unamortized portion of the programs, and that a write-down will be taken to the extent that expected revenues are insufficient. Please tell us in detail how your policy complies with paragraphs 43-47 of SOP 00-2. Revise your accounting policy disclosures accordingly.

Response to Comment 90:

The Companies respectfully refer the Staff to their response to Comment 88.

91.	Please revise to comply with the presentation and disclosure requirements of paragraphs 51-58 of SOP 00-2 to the extent applicable.

Response to Comment 91:

The Companies respectfully refer the Staff to their response to Comment 88.

Note 8 - Debt and Equity Bridge Financing, page F-36

92.
Absent a trading history, tell us and disclose your basis for determining “expected life” and “volatility” assumptions which were used as inputs into the valuation of the Class A Preferred Stock under the Black-Scholes model. Additionally, tell us whether:

•	you engaged in a contemporaneous or subsequent validation of these inputs;

•	you attributed any premiums attributable to the preferred stockholder rights; and

•	you considered assumptions and expectations that marketplace participants would use in their estimates of fair value.

Response to Comment 92:

The Companies advised the Staff that the preferred stock of China Networks Media will automatically convert into ordinary shares of CN Holdings upon consummation of the Business Combination.  The conversion price of the preferred stock is set to $0.01 per share.  With a de minimis conversion price, the optionality inherent in the preferred stock conversion capability has insignificant value, and the value of a share of preferred stock becomes essentially equal to the value of an ordinary share, the security into which it converts.  As a consequence, the underlying assumptions regarding volatility, discount rate and expected life do not have a material effect on the value assigned to the preferred stock.

China Networks Media’s management used the value of the Alyst common stock as a basis of value for the preferred stock, with the Alyst common stock discounted at approximately 30% to account for the lack of liquidity in the preferred stock.   Management did not assign additional value to the other rights of the preferred holders because the mandatory conversion inherent in the preferred stock will require the preferred shareholders to convert the shares into ordinary shares at the time of the Business Combination rendering additional rights moot.

93.
We note that you used an 18-month estimated life for the bridge loan, with an expectation that the contemplated merger will be approved by Alyst shareholders on January 2010. Considering that Alyst will dissolve if it does not acquire a majority control of a target business by June 29, 2009, tell us why an 18-month amortization period for the debt discount underlying the bridge loan is appropriate. We further note your disclosure that “if the merger between the Company and Alyst is not consummated by March 31, 2009, one-half of the principal outstanding plus accrued interest is due eighteen months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due thirty-six months from the issuance of the promissory notes.”

Response to Comment 93:

The Companies advise the Staff that China Networks Media prepared its financial statements and related disclosures on the assumption that the Business Combination would not be consummated by March 31, 2009, thereby extending the payment mechanism on the bridge loan to 18 months from the date of issuance of the promissory notes.  On that basis, China Networks Media assigned an 18-month estimated life to the bridge loan, expecting that the Business Combination would be consummated within that period.  The Companies refer the Staff to the disclosure in Note 12 on pages F-40 – F-41.

Note 6-Subsequent Events, page F-48

94.	We refer to the Business Combination disclosure. Please expand your disclosure to quantify the additional contingent consideration to be received by each common and preferred shareholder.

Response to Comment 94:

The Companies are informed by China Networks Media that it does not consider it necessary to quantify in the referenced Subsequent Event note for the nine months ended September 30, 2008 the contingent consideration to be received by each shareholder in China Networks Media since there is no direct or material impact on its financial statements.  The Companies are further informed that China Networks Media has added relevant disclosure in audited financial statements for the year ended December 31, 2008.  See Note 1 – Organization – Business Combination.

China Networks Media, Ltd. Special Purpose Combined Carve-Out Financial Statements

General

95.
Please revise the financial statement headings to refer to Kunming Television Station - Advertising Center and Yellow River Television Station - Advertising Center, the entities identified on the audit report as the Special Purpose Combined Carve-Out Financial Statements. Please also comply with this comment to revise the headings of the interim financial statements on pages F-51 through F-83.

Response to Comment 95:

The headings in the referenced financials statements have been revised in response to the Staff’s comment.

Combined Balance Sheets, page F-52

96.	Please add a note to disclose the nature and terms of the amount Due to Television Stations.

Response to Comment 96:

The requested note has been added at Note 10, Other Payable to TV Stations under the heading, “Receivable from Television Stations and Due to Television Stations.”

Combined Statements of Operations, page F-53

97.
We note your statement on pages 111 and F-60 that you report your revenues net of PRC’s business tax and surcharges for all period presented in the statements of operations pursuant to EITF 06-3. However, your presentation on page F-53 separately presents sales tax from revenue. Please advise or revise.

Response to Comment 97:

The statements of operations have been revised to show revenue net of business tax in response to the Staff’s comment.

Note 3- Prior Period Adjustments, pages F-57 and F-58

98.
Please add a footnote to each of the financial statements, disclosing your accounting policy for measuring and accruing commissions payable to advertising agents on a prospective basis and during each interim period and during each of the years presented on page F-74.

Response to Comment 98:

The requested disclosure has been added to Note 2 to China Networks Media’s consolidated financial statements for the year ended December 31, 2008 under the heading, “Agency commission.”

99.
We note your disclosure on page F-59 that revenues are recognized when all four of the listed criteria are met, including delivery of services. However, it appears that you had erroneously recorded revenues when broadcasting was suspended during each interim period and during each of the years presented on page F-74. Tell us more in detail how frequently broadcasting had been and is expected to be suspended, what controls you have implemented to ensure that delivery of service has occurred prior to recognizing revenues and how you currently factor suspended broadcasting time in your measurement of revenues.

Response to Comment 99:

China Networks Media advises that the income recognition is based upon the actual time slots sold that had already been broadcasted.

100.
Tell us the nature of “certain costs contributing to the advertising income” that were previously omitted during each interim period and during each of the years presented on page F-74 and whether they were recurring or non-recurring. Tell us your basis for tracking and identifying these costs.

Response to Comment 100:

The Companies are advised by China Networks Media that these costs are in respect of a one-off program license fee.

Note 4 - Summary of Significant Accounting Policies

(d) Receivables, page F-59

Receivables from Television Stations, page F-59

101.
Tell us the nature of the “expenses paid by the Stations” that are netted against advertising income received by the Stations on behalf of the Centers. Please state separately amounts receivable from (a) customers (i.e. advertising income if included herein), and (b) related parties (i.e. recoveries of previous distributions to the Stations as a result of prior period adjustments per the last sentence in Note 3). Refer to Rule 5-02(3)(a) of Regulation S-X.

Response to Comment 101:

The Companies advise the Staff that insomuch as the Advertising Centers are an integral part of the TV Stations, from time-to-time revenues due to the Advertising Centers are paid to or collected by the TV Stations and payables due as a result of the Advertising Centers activities are paid to third parties by the TV Stations on behalf to the Centers.  The Receivable Due From TV Stations represents the excess of the amounts collected over the amounts paid.

Revenue Recognition, page F-59

102.
Refer to the second paragraph on page 96. Please tell us more about your obligation to a national advertising client to provide an individualized report analyzing and evaluating the effectiveness of its advertisement. Specifically, please tell us:

•	how you determine that the earnings process is complete, pending completion of an individualized report;

•	how you measure the effectiveness of a national advertising client’s advertisement;

•	whether your assessment of effectiveness is subject to concurrence or approval by the advertiser;

•	if you have any substantive performance or financial obligation when the advertisement is deemed ineffective. Refer to the Interpretive Response to Question 2 of SAB.T.13A3(c).

Revise your disclosures accordingly.

Response to Comment 102:

The Companies advise the Staff, based upon input from China Networks Media, that the individualized report is not a part of the sales contract. The individualized report is a value-added service provided to advertisers in addition to the broadcast of the advertisement. Therefore completion of an individualized report is not a factor in determining whether the earnings process is complete.  The effectiveness of a national advertising client’s advertisement is measured by the audience rating of the time-slot, in which the specific advertisement was broadcast.  The audience rating data is provided by a mutually agreed third-party independent marketing intelligence company, specifically CSM Media Research. The audience rating is not subject to concurrence or approval by the advertiser.  China Networks Media does not have any substantive performance or financial obligation when the advertisement is deemed ineffective, because the advertiser would not receive a full or partial refund or an ability to reject (or a right to a refund or to reject) the services performed to date. China Networks Media does not have a historical pattern of granting full or partial refunds.

The Companies have added disclosure to page 96 in consideration of the Staff’s comment.

Part II - information Not Required in Prospectus

Item 21. Exhibits, page II-2

103.
Please include in your exhibit index all Alyst agreements that will be assumed by CN Holdings in the redomestication, will remain in effect, and otherwise are required to be filed pursuant to Regulation S-K Item 601.

Response to Comment 103:

The exhibit index has been revised in consideration of the Staff’s comment.

104.
Please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.

Response to Comment 104:

A list of omitted schedules and supplements to the Merger Agreement has been filed as Exhibit 2.3, together with an undertaking to provide the Staff with any such omitted document upon request.

105.	Please file the legal opinion(s) with respect to the securities being registered for issuance in the redomestication merger or provide us drafts as soon as practicable.

Response to Comment 105:

A draft of the required legal opinion is attached hereto as Annex 5 for the Staff’s information.

106.
We note that exhibits 10.9 through 10.20, the agreements establishing the joint ventures, include many blank spaces, omit appendices and similar attachments, and/or do not appear to be executed. Please file complete executed versions of these contracts.

Response to Comment 106:

Executed versions of the referenced agreements have been filed with Amendment No. 1 to the Form S-4, as requested.

107.
According to Section 13 of the Amended Share Pledge Agreement, filed as exhibit 10.24, this agreement remains in effect so long as the Service Agreement is in effect.  Please tell us which agreement this “Service Agreement” refers to and whether or not it has been filed as an exhibit.

Response to Comment 107:

The Companies have advised, on the basis of information received from China Networks Media, that the referenced agreement is an Exclusive Services Agreement between Advertising Networks Technology Consulting (Beijing) Co., Ltd. and Beijing Guanwang Hetong Advertising & Media Co., Ltd, dated as of May 1, 2008, under which Advertising Networks undertook to provide exclusively to Hetong certain marketing and management consulting services.  A copy of the agreement has been filed as Exhibit 10.44 to the amended Filing.

Signatures

108.	Please indicate who signed as the authorized United States representative for CN Holdings. Refer to the Instructions to the Signatures section of Form S-4.

Response to Comment 108:

The signature page for CN Holdings has been revised to include that Michael E. Weksel has signed the Form S-4 as the registrant’s authorized U.S. representative.

Preliminary Proxy Statement on Schedule 14A filed by Alyst Acquisition Corporation Form of Proxy Card

109.
In the language regarding conversion rights at the bottom of proposal two, please also clearly disclose that, in order to exercise conversion rights and in addition to the other steps indicated, the shareholder must also separately send a written request as described in the proxy statement.

Response to Comment 109:

The proxy card has been revised in response to the Staff’s comment.

110.	Please disclose the conditionality of proposals one and two on the proxy card.

Response to Comment 110:

The proxy card has been revised in response to the Staff’s comment.

Notice of Internet Availability of Proxy Materials

111.
We note that paragraph three of the Notice states that shareholders must request paper or e-mail copies of the proxy materials. Please revise this language and confirm that you will send copies of the proxy materials to shareholders, regardless of whether they are requested. Refer to Rules 14a-3(a) and 14a-16(m) under the Exchange Act.

Response to Comment 111:

The Notice has been revised in response to the Staff’s comment.

Annual Report on Form 10-KSB filed by Alyst Acquisition Corp.

112.
Please amend the Alyst Form 10-KSB for the fiscal year ended June 30, 2008 and the Form 10-Q for the quarter ended September 30, 2008 to include all information required in the certifications filed pursuant to Regulation S-K Item 601(b)(31). We note that you omitted certain introductory language in paragraph 4 as well as the certification required in paragraph 4(b). Refer to Rule 13a-14(a) under the Exchange Act. Also see Regulation S-K Compliance and Disclosure Interpretations Section 246.13, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for information about what is required in the amendments.

Response to Comment 112:

The requested amendments were filed with the Commission on April 6, 2009.

*           *           *

CN Holdings undertakes that, upon submission of a request to the Commission for acceleration of the effective date of the pending registration statement, it will furnish a letter acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CN Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement filing; and

•
CN Holdings may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, Alyst acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of CN Holdings and Alyst understand that the Division of Enforcement has access to all information provided by either or both of them to the Staff of the Division of Corporation Finance in connection with the Commission’s review of their filings or in response to the Staff’s comments thereon.

* * * * * *

Timetable. The Companies advise the Staff that they expect to receive financial statements from China Networks Media for the quarter ended March 31, 2009 in early May.  The Companies will update the amended Filings accordingly upon receipt of such information, as well as complete any remaining information (such as the record date and date of the Special Meeting) at such time, and file a further amendment to the Filings as soon as practicable thereafter.  The Companies hope to receive clearance on the Filings from the Commission no later than May 28, 2009, in order to allow sufficient time for printing and mailing of the proxy statement/prospectus to Alyst’s stockholders for the Special Meeting.  Pursuant to its amended and restated certificate of incorporation, Alyst must dissolve if it does not consummate a business combination by June 29, 2009.

On behalf of the Companies, we very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing and consideration in light of the Companies’ timetable for the Special Meeting.  Questions regarding the above responses or related disclosures may be addressed to the undersigned at 617-535-4088 or Peter Rooney at 212-547-5875.

Respectfully Submitted on behalf of the Companies,

/s/Barbara A. Jones

(Attachments provided supplementally)

cc:           Kathryn Jacobson, Staff Accountant, Division of Corporation Finance
 Kyle Moffatt, Accountant Branch Chief, Division of Corporation Finance
 John Harrington, Staff Attorney, Division of Corporation Finance
 Michael E. Weksel, Chief Operating Officer & Chief Financial Officer, Alyst
Acquisition Corp.; Chief Financial Officer, China Networks Media Ltd.